ACCOUNTING AND LEGAL SERVICES AGREEMENT
                          AMENDMENT DATED MARCH 8, 2005


The Accounting and Legal Services Agreement dated January 1, 1996, as amended July 1, 2004, between the John Hancock Funds listed on Schedule A ("Funds") and John Hancock Advisers, LLC ("Administrator") is amended as follows, effective April 1, 2005:

     1. (B) Services. Legal services shall include services of the John Hancock Life Insurance Company's JH Funds legal group and responses prepared by the John Hancock Life Insurance Company legal staff on behalf of the Funds to subpoenas and appropriate information requests for shareholder records.


JOHN HANCOCK FUNDS (See Schedule A)



By:     /s/James A. Shepherdson
        James A. Shepherdson
        Chief Executive Officer


JOHN HANCOCK ADVISERS, LLC



By:     /s/Susan S. Newton
        Susan S. Newton
        Senior Vice President, Secretary and
        Chief Legal Officer